Exhibit 99.5:

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-213497 on Form F-10, Registration Statement No. 333-186874 on Form F-3 and Registration Statement No. 333-181463 on Form S-8 and to the use of our reports dated February 9, 2017 relating to the consolidated financial statements of TELUS Corporation and subsidiaries and the effectiveness of TELUS Corporation and subsidiaries’ internal controls over financial reporting, appearing in this Annual Report on Form 40-F of TELUS Corporation for the year ended December 31, 2016.

/s/Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
March 16, 2017